PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain of Everest REIT Properties, LLC

 (626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, May 31, 2016 – Everest REIT Investors I, LLC today announced that it has extended the expiration date of its outstanding tender offer for shares of common stock in KBS Legacy Partners Apartment REIT, Inc. The expiration date for the tender offer has been extended to 5:00 p.m., Pacific Time, on June 21, 2016.  The offer was previously scheduled to expire at 5:00 p.m., Pacific Time, on May 31, 2016.  Based on the information provided by tendering shareholders, approximately 63,700 shares have been tendered to date.